Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

AEXLAB, Inc.
60 SW 13 Street
Miami, FL 33130
https://aexlab.com

Up to $1,069,998.00 in Class A Common Stock at $6.00
Minimum Target Amount: $9,996.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: AEXLAB, Inc.
Address: 60 SW 13 Street, Miami, FL 33130
State of Incorporation: DE
Date Incorporated: January 15, 2021

Terms:

Equity

Offering Minimum: $9,996.00 | 1,666 shares of Class A Common Stock
Offering Maximum: $1,069,998.00 | 178,333 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $6.00
Minimum Investment Amount (per investor): $102.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investor Perks*

Time-Based:

Tero (Earth) - The foundation of everything

Invest within the first week and receive 10% bonus shares of Class A Common Stock (Non-Voting).

Luno (Moon) - Life wouldn't be the same without it

Invest within first two weeks and receive 5% bonus shares of Class A Common Stock (Non-Voting).

Amount-Based:

$100+

I - Pretere (Beyond)

Key to test the game.

$500+

II - Protector (Emerald)

Invitation to private investor community.

$2,500+

III - Futurist (Sapphire)

Above perks + Video call with founder.

$5,000+

IV - Legend (Onyx)

Above perks + Invitation to AEXLAB studio in Miami, FL. Travel and accommodation not included.

$10,000+

V - Offworld (Diamond)

Above perks + Invitation to VAIL launch party + 5% bonus shares of Class A Common Stock (Non-Voting).

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

AEXLAB will offer 10% additional bonus shares of Class A Common Stock (Non-Voting) for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares of Class A Common Stock (Non-Voting) which they purchase in this offering. For example, if you buy 100 shares of common shares at $6.00 / share, you will receive 110 shares, meaning you'll own 110 shares for $600. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

AEXLAB, Inc. ("AEXLAB", "we", "us", "our", or the "Company") is a virtual reality studio developing meaningful technologies and next-generation games.

AEXLAB is pre-revenue. We create virtual reality technologies for gaming, training, simulation, and more.

Our principal product, "VAIL VR", is a virtual reality first-person shooter that is already in a commercially-viable state.

At AEXLAB, our mission is to apply our technologies to further virtual reality as a first-class social experience.

AEXLAB, Inc. was incorporated under the laws of the State of Delaware on January 15, 2021. We began informal operations in 2015, when the founders of the Company first began working on the concept for VAIL VR. In 2018, we formed an LLC, which was then succeeded by the recently formed AEXLAB, Inc. Delaware corporation.

Our Principal Product - VAIL VR

AEXLAB's principal product is VAIL VR - an online, multiplayer, virtual reality (VR) tactical shooter set in a dismal near-future world. As of the date of this Form C Offering Memorandum (this "Offering Memorandum"), we have developed VAIL VR to a commercially viable state, meaning that we are able to release the game at any time – however, we have not yet released the game, as we are continuing to develop the game to improve aspects of its gameplay and design, add additional features, and otherwise polish the game before its official release. We are currently in the "alpha stage", see "Current Stage and Roadmap" for more information.

Distribution

VAIL VR, once released, will be available on Steam for download any PC or VR compatible headset.

Competitors and Industry

Industry Overview

AEXLAB is in the video game development industry and specializes in virtual reality video games and technology.

The video game industry is expected to grow from approximately $125 billion in revenues globally in 2018 to approximately $300 billion in revenues globally by 2025, fueled by an anticipated 2.5 billion gamers worldwide. It has been estimated that gamers spend in excess of 7 hours per week gaming, which continues to grow, with gamers between the ages of 26 and 35 spending 8.2 hours per week gaming and gamers over 60 spending about 5.6 hours per week gaming.

Generally, the video game hardware platforms are divided into mobile gaming on smartphones, PC/laptop gaming and consoles. According to a 2020 Global Games Market Report published by NewZoo, the number of gamers worldwide is still on the rise and will exceed three billion by 2023. The global games market will generate revenues of $159.3 billion in 2020, a +9.3% year-on-year increase. The report also states that gaming is becoming the new social media, as well as how the next-generation consoles are bringing new business models. Virtual Reality ("VR") gaming is still in its relative infancy and mostly in the PC/laptop and console venues but is expected to grow substantially in popularity as hardware continues to improve, becomes more affordable and becomes more prolific among mobile gamers. In addition, VR content is still in its infancy, which could provide an opportunity for content providers in the coming years.

Target Market

Our target market consists of anyone with a compatible Virtual-Reality system that is able to download and play VAIL VR. According to a report published by Statista titled "*Augmented and virtual reality (AR/VR) headset shipments worldwide from 2020 to 2025*", in 2020, sales of augmented and virtual reality (AR/VR) headsets were expected to reach 5.5 million units. Forecasts project massive growth in both AR and VR headset sales in the coming years, with both technologies combined expected to sell over 26 million units per year by 2023.

Competition

The video game industry is extremely competitive globally with competitors ranging from small independent developers with limited resources to very large development companies with significant financial, technical, and marketing resources.

AEXLAB's only VR game, VAIL VR, will compete directly with major gaming developers and publishers such as Valve Corporation, Activision/Blizzard, and Ubisoft, which are the companies behind PC and console franchises such as Counter-Strike, Call of Duty, and Rainbow Six Siege, respectively.

We believe AEXLAB is unique because it is on the front-lines of development for the virtual reality first-person shooter multiplayer genre. AEXLAB is an early mover in an industry that is attracting intensive investment from storied brands and titans such as Facebook, Microsoft, Hewlett Packard, and more.

We believe that we have a critical early-mover advantage with an already commercially viable product and a highly engaged team of programmers who have been working directly with the founders of the Company since the beginning, and are fully committed to our Company's success.

Additionally, our founders and the AEXLAB team have a deep collective knowledge of virtual reality, which has taken a long time to develop. We believe a key barrier to entry for anyone entering the virtual reality software technology and games space is talent and knowledge of this new and quickly evolving VR space. At AEXLAB, we believe we have cultivated both the know-how and talent needed to excel in this emerging sector of the video game industry.

Current Stage and Roadmap

Current Stage

AEXLAB is currently in the "alpha stage" for VAIL VR – meaning that we are testing the core framework for stability before adding cosmetic items and polishing the game before its official release. We will be building out our "player telemetry system" during our alpha stage. A "telemetry system" is an algorithm that allows us to extract data from players of our game. The data produced by this telemetry system will be used to drive prioritization and allocation of development efforts at every stage of the development of VAIL VR.

Future Roadmap

The next phase of development will be driven by large-scale testing and player feedback. If we have the necessary funds, our goal for the next twelve months can be broken down into four three-month phases specifically for VAIL VR:

Phase I:

Scale Up Development: Hire additional staff, hire a PR/marketing firm to help us promote VAIL VR.

Selective Press Outreach for "First-Play": Giving access to our game to certain gaming websites, YouTubers, social media influencers, and others in an effort to generate positive PR for our release of VAIL VR.

Implement Player Telemetry System: As explained above, our telemetry system allows us to extract data from players of our game. The anonymous telemetry data will be used to drive development efforts at every stage by extracting key data metrics we can use to improve our gaming experience.

Phase II:

Large Scale Closed Testing: Once we have sufficient demand, we will begin phasing in players by the thousands to test simultaneously to ensure everything runs smoothly and is scaled appropriately.

Invitations to Test for Professional Players, Personalities and Media

Formal Marketing of Forthcoming Large Public Test (Public Test will be behind an 'engagement-wall' where players must first watch, engage and participate before gaining access to actually play the game.)

Further Development of Esportscaster and Commentators System: A good system for esportscasters and commentators is valuable for tournaments and mainstream engagement and will help the marketing mission.

Phase III:

Continuous Data Driven Marketing and Analytics for Player Retention (Intended to be driven by our player telemetry system)

Large Scale Balancing of Game

Player Investment Design: Progression and Advancement Systems

Phase IV:

Planning and Preparation for Large Scale Launch

Focus on Development of Social Experience and VAIL VR's Social Spaces (furnishings, armories, homes, in-game-purchases, and more).

The Team

Officers and Directors

Name: Jonathan Ovadia

Jonathan Ovadia's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-founder and CEO
  Dates of Service: January 15, 2021 - Present
  Responsibilities: Business, finance, partnerships, community, marketing, public relations, capital raising, etc. Jonathan does not receive a salary or equity compensation for his role with the Company.

Other business experience in the past three years:

- **Employer:** Royal Palm Companies
  Title: Development Associate
  Dates of Service: August 01, 2019 - January 01, 2021
  Responsibilities: Provided support to Principal of firm in managing real estate development through all steps.

Name: Albert Ovadia

Albert Ovadia's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-founder and CTO
  Dates of Service: January 15, 2021 - Present
  Responsibilities: Developing the Company's strategy for using technological resources. Ensuring technologies are used efficiently, profitably and securely. Evaluating and implementing new systems and infrastructure. Albert does not receive a salary or equity compensation for his role with the Company.

Name: Elizabeth Ann Clark

Elizabeth Ann Clark's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-founder and Chief Creative Officer
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Responsible for making design decisions and setting the overall artistic direction of the company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any shares of Class A Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Class A Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made assuming that the Company reaches the Target Amount of $10,000 in proceeds from this offering. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on

additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties

We have substantially developed, but have not yet launched, VAIL VR, our first and only game. While we believe the game is substantially complete and ready to launch as is, there is additional development we would like to complete before launching VAIL VR. Delays or cost overruns in the development of VAIL VR and failure of the game to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles. Such events could delay our plan of operations, or force us to release VAIL VR without our desired improvements, which ultimately could adversely affect our operating performance and results of operations, once the game is launched.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Class A Common Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We are competing against other recreational activities

Although we are a unique company that caters to a select market (VR Gaming), we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our success is dependent on our management's ability to manage all aspects of our business effectively. Because we are relying on our small management team, we lack certain business development resources that may hurt our ability to grow our business. Any loss of key members of our executive team could have a negative impact on our ability to manage and grow our business effectively. We do not maintain a key person life insurance policy on any of the members of our management team. As a result, we would have no way to cover the financial loss if we were to lose the services of our directors or officers. Additionally, our management team is young, and therefore has limited experience compared to other video game companies that have seasoned management teams with years of experience running video game companies. This could present challenges that other Companies do not face, which may harm the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including technology, accounting, legal work, public relations, advertising, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses, which could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As a technology-based business, we may be vulnerable to hackers who may access our data. In the video game industry, a common occurrence is "ransomware" attacks, where a hacker steals all of our data, technology development, and code, and demands payment in order to restore the stolen data. Such an occurrence could be very expensive to remedy, and could significantly impair our operating results. Further, any significant disruption in service on the intended distributors for our game (such as STEAM) or its computer systems could reduce the could harm our reputation and materially negatively impact our financial condition and business.

We have a limited operating history upon which you can evaluate our performance, and have not yet generated revenues or profits. Accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company was organized under the laws of the State of Delaware on January 15, 2021 and we have not yet generated revenue or profits. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and most importantly, the successful launch of the VR game, "VAIL VR" we have substantially developed. We anticipate that our operating expenses will increase in the near future, and we cannot assure you that we will generate revenue or become profitable in the near future. You should consider our business, operations and prospects in light of the risks, expenses and challenges faced as new company.

We anticipate initially sustaining operating losses

We anticipate that we will initially sustain operating losses. Our ability to generate revenue and become profitable depends on the Company fully developing and launching its first game, VAIL VR, which will then allow the Company to generate revenues on this game. We cannot assure you that we will be successful fully developing the game, or that, once fully-developed, it will generate any revenues. Unanticipated problems and expenses are often encountered in offering new products, which may impact whether the Company is successful. Furthermore, we may encounter substantial delays and unexpected expenses related to development, technological changes, or other unforeseen difficulties. We cannot assure you that we will ever become profitable. If the Company sustains losses over an extended period of time, it may be unable to continue in business.

We are and may continue to be significantly impacted by the worldwide economic downturn due to the COVID-19 pandemic.

In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have intensified and the U.S., Europe and Asia have implemented severe travel restrictions and social distancing. The impacts of the outbreak are unknown and rapidly evolving. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the operations of the Company, which could negatively impact your investment in the Company. The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase our cost of capital and adversely affect our ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect our business, results of operations or financial condition. The extent to which COVID-19 affects our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Our Company does not currently hold any patents, trademarks, or copyrights on its products, services or technology.

As of the date of this Offering Memorandum, the Company has not applied for any patents, trademarks, copyrights, or other intellectual property rights with respect to its products and technology. Even if we were to secure such intellectual property protection we may not be able to enforce such claims or if we do enforcement may be a significant cost. Further, there is no guarantee that the Company will ever be issued patents, trademarks, copyrights, or other intellectual property on its products or technology, if and when it applies for such protections. If we are unable to secure protection for our intellectual property, other companies with greater resources may copy our technology and/or products, or improve upon them, putting us at a disadvantage to our competitors.

If we cannot keep pace with rapid technological developments, our business could suffer.

The industry we operate in is subject to rapid change. The occurrence of rapid, significant, and disruptive technological changes may result in new and innovative games or technology which could place us at a competitive disadvantage and reduce the use and demand of our products. If we are unable to adapt to such changing circumstances, demand for our games could decline, causing our results of operations to suffer.

The shares of Class A Common Stock being sold in this Offering are non-voting.

Investors will be holders of Class A Common Stock. These shares are non-voting. Therefore, investors in this Offering will have a limited ability to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, approving a stock option plan, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval.

As we face intense competition in the video game industry, we will have to compete with our competitors for financing and for qualified managerial and technical employees.

The video game industry is intensely competitive in all of its phases. Competition includes large established video game development companies with substantial capabilities and with greater financial and technical resources than we have. As a result of this competition, we may be unable to acquire additional attractive video game properties or financing on terms we consider acceptable. We also compete with other video game companies in the recruitment and retention of qualified managerial and technical employees. If we are unable to successfully compete for financing or for qualified employees, our exploration programs may be slowed down or suspended.

Our Independent Accountant's Review Report on our Financial Statements includes a "going concern" opinion.

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from this Offering, and additional debt and/or equity financing as determined to be necessary. There are no assurances that we will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

Our products are subject to the threat of piracy and unauthorized copying, and inadequate intellectual property laws and other protections could prevent us from enforcing or defending our proprietary technologies.

We regard our software as proprietary and, while we have not yet sought registration to formally protect our intellectual property, we expect we will rely on a variety of methods, including a combination of copyright, patent, trademark and trade secret laws and employee and third-party nondisclosure agreements, to protect our proprietary rights. The process of registering and protecting these rights in various jurisdictions will be expensive and time-consuming. Further, unauthorized copying is common in the video game industry, and if unauthorized copying of our software products were to occur, it could negatively impact our business. Policing unauthorized sale, distribution and use of our products is difficult, expensive, and time-consuming, and software piracy (including online piracy) is a persistent problem in the video game industry. Further, the laws of some countries in which our products may be distributed either do not protect our products and intellectual property rights to the same extent as the laws of the United States, or are poorly enforced. Legal protection of our rights may be ineffective in such countries. In addition, though we take steps to make the unauthorized sale, distribution and use of our products more difficult and to otherwise enforce and police our rights, as do the manufacturers of consoles and the operators of other platforms on which many of our games are played, our efforts and the efforts of the console manufacturers and platform operators may not be successful in controlling the piracy of our products in all instances. We also cannot be certain that existing intellectual property laws will provide adequate protection for our products in connection with emerging technologies. All of these factors could negatively impact our business.

The Company's success is dependant on one primary product, which it has not yet released.

The Company's primary product VAIL VR, a virtual-reality video game. Although the Company may develop other products or games in the future, the Company's survival in the near term depends upon being able to monetize VAIL VR and obtain a sufficient user base to make a profit. If we fail to successfully launch and make sufficient sales of VAIL VR (which is currently functional enough to be launched), the Company will likely fail, and you may lose your entire investment. Further, the video game industry is intensely competitive, and is dominated by several large corporations with significantly greater resources than the Company. In order to continue to survive in this industry, the Company will need to continue to innovate - either by improving VAIL VR, or creating new games, products, or technology that will lead to revenues for the Company. Creating new products and technology is risky and difficult, and there is no guarantee the Company will be able to do so successfully. The failure of the Company to continue to innovate could harm the value of your investment.

The Company's Board of Directors may require stockholders to participate in certain future events, including our sale or the sale of a significant amount of our assets.

Our stockholders will be subject to a drag-along provision related to the sale of the Company. If the Board of Directors receives and accepts a bona fide written offer to engage in a sale of the Company, or agrees to a liquidation or winding down of the

Company, in one transaction or a series of related transactions, stockholders will be required to sell their shares at the Drag-Along Price or otherwise participate in the Drag-Along Transaction even if they don't want to sell their shares at that price or participate in the Drag-Along Transaction. (For definitions of these terms, see our Bylaws.) Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jonathan Ovadia	500,000	Class B Common Stock	25.0
Albert Ovadia	500,000	Class B Common Stock	25.0
Nicole Ovadia	500,000	Class B Common Stock	25.0
Elizabeth Ann Clark	500,000	Class B Common Stock	25.0

The Company's Securities

The Company has authorized Class B Common Stock, Preferred Stock, Class A Common Stock, and Equity Incentive Plan. As part of the Regulation Crowdfunding raise, the Company will be offering up to 178,333 of Class A Common Stock.

Class B Common Stock

The amount of security authorized is 2,000,000 with a total of 2,000,000 outstanding.

Voting Rights

One vote per share

Material Rights

Pursuant to the Company's Bylaws, the holders of the shares of Class B Common Stock are subject to a "Drag-Along" provision related to a transaction or series of related transactions in which a person, or a group of related persons, acquires shares representing more than 50% of our outstanding voting power, or to a deemed liquidation event, such as the sale of the Company; the sale, lease or transfer of substantially all of the Company's assets; or the dissolution or liquidation of the Company. If you do not approve the transaction (or series of transactions), but the holders of the majority of the outstanding shares of the Company's capital stock vote in favor of the transaction (or series of transactions) and the transaction (or series of transactions) is approved by the Board of Directors, you will still be required to participate in the transaction (or series of transactions) Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

See also Exhibit F to Form C.

Preferred Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

If and when the board determines that it will designate preferred stock, the rights of those shares would be determined by a Certificate of Designations.

Pursuant to the Company's Bylaws, the holders of the shares of Preferred Stock are subject to a "Drag-Along" provision related to a transaction or series of related transactions in which a person, or a group of related persons, acquires shares representing more than 50% of our outstanding voting power, or to a deemed liquidation event, such as the sale of the Company; the sale, lease or transfer of substantially all of the Company's assets; or the dissolution or liquidation of the Company. If you do not approve the transaction (or series of transactions), but the holders of the majority of the outstanding shares of the Company's capital stock vote in favor of the transaction (or series of transactions) and the transaction (or series of transactions) is approved by the Board of Directors, you will still be required to participate in the transaction (or series of transactions) Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

See also Exhibit F to Form C.

Class A Common Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class A Common Stock.

Material Rights

Pursuant to the Company's Bylaws, the holders of the shares of Class A Common Stock are subject to a "Drag-Along" provision related to a transaction or series of related transactions in which a person, or a group of related persons, acquires shares representing more than 50% of our outstanding voting power, or to a deemed liquidation event, such as the sale of the Company; the sale, lease or transfer of substantially all of the Company's assets; or the dissolution or liquidation of the Company. If you do not approve the transaction (or series of transactions), but the holders of the majority of the outstanding shares of the Company's capital stock vote in favor of the transaction (or series of transactions) and the transaction (or series of transactions) is approved by the Board of Directors, you will still be required to participate in the transaction (or series of transactions) Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

See also Exhibit F to Form C.

Equity Incentive Plan

The amount of securities outstanding is 0.

Material Rights

The Company has adopted an Equity Incentive Plan, pursuant to which it has reserved 500,000 shares of Class A Common Stock of the Company to be issued as equity compensation to members of the Company.

As of the date of this Offering Memorandum, the Company has not issued any stock options to any of its members.

What it means to be a minority holder

As a minority holder of Class A Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering will have no voting rights in the company and may have rights less than those of other investors in the company. Since investors in this company have no voting rights, they will have no influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The Company is newly formed, and has not yet started generating revenues. To date, the Company has been bootstrapped and has relied on funds from its founders. As such, we are reliant from the proceeds of this offering to operate our business.

If we raise the maximum offering amount of $1,070,000, we believe we could continue our operations for 12 months without the need to raise additional capital, and without revenue generation.

If we raise less than the maximum offering amount, our runway would be reduced commensurately with the amount we raise. For example, if we raise only half of the maximum offering amount, we estimate we would be able to operate for six months before needing to raise additional capital, or beginning to generate revenues.

If the Company runs out of capital, the Company believes it could release VAIL, and begin generating revenues - but believes that the more capital it can put into further development of the game before its release, the more successful VAIL will be upon release.

Foreseeable major expenses based on projections:

The Company's primary expense is software development, which consists almost entirely of payroll expenses.

The Company's founders have not taken a salary to date and plan on taking salaries after the raise, which the Company expects will comprise a portion of the payroll expenses the Company expects to pay for software development. The Company intends to pay each executive officer $80,000 per year.

Future operational challenges:

The successful launch of our VAIL VR is the next biggest challenge we will face as a Company. In order for our game to be successful, we need to create a polished final product that is effectively marketed so that our game stands out from the crowd.

We have a complete customer acquisition / go-to-market strategy, which includes, but is not limited to, the following:

- Esports and Teams Outreach *(Build a rapport and grow roots into the community of leagues, team owners and professional players)*

- Live streams of competitive VAIL gameplay during beta

- Limited alpha / beta releases *(Email signups -> streamers -> staggered distribution of keys via Twitch drops)*

- Special limited edition in-game items for testers

- Opt-in beta model for rollout of ranked play within the game

- Ranked seasons with exclusive rewards and resets to increase user engagement

- Esports tournaments to help foster a community of gamers and grow the game's recognition.

Future challenges related to capital resources:

Software Development is expensive, and we estimate that it will be our biggest expense in the near future as we finalize the development of VAIL VR.

We also will incur marketing, advertising, and other PR-related expenses while we endeavor to create a successful launch of our first game, VAIL VR.

While both of these activities will require capital resources, we expect that the proceeds from this Offering will be sufficient to fund our Company to launch VAIL VR.

Future milestones and events:

The next biggest milestone for the Company is launching VAIL VR.

The launch of VAIL will be the start of the Company's opportunity to start generating revenues, which we hope will lead to more revenue-generating opportunities and allow us to start generating profits.

For a description of our plan of operations for the next year and specific milestones we plan to reach, please see "The Company and Its Business - Current Stage and Roadmap".

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company currently has minimal capital resources and is currently reliant on capital contributions from its founders.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this Offering will be the sole source of capital for the Company, apart from as-needed capital contributions from the management of the Company.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Without funds from this offering, the Company will not be able to implement its plan operations without seeking additional capital from other sources.

100% of the Company's capital resources are expected to come from this Offering.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise only the Minimum Offering Amount (Target) of $10,000 in this offering, we expect that we will be able to continue to operate the Company for at least 12 months - however, we would significantly reduce the amount of additional development of

VAIL VR that we intend to do, and would also speed up the launch of the game so that we could start generating revenues sooner.

The Company expects it will have a peak average monthly burn rate of $60,000 during peak development of VAIL VR. Therefore, unless it raises more funds than the Minimum Offering Amount, it would also need to seek resources from elsewhere, and may need to reduce its team of consultants and programmers to keep costs low.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the Maximum Offering Amount in this offering of $1,070,000, we expect that we could operate for an additional 12 months without needing to seek any additional financing.

We also believe this would allow us to carry out our intended plan of operations. $60,000 per month is our expected peak burn rate during the peak of development of the company's main product (VAIL VR) - therefore, we believe the Maximum Offering is more than enough to complete development and launch VAIL VR according to our plan.

The Company expects its peak burn rate will be $60,000 a month during peak development of VAIL VR.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

None.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $12,000,000.00

Valuation Details:

The pre-money valuation of AEXLAB was determined internally by the Company. We determined our pre-money valuation based on our main product, VAIL. In making this determination the company utilized a market penetration model of analysis which incorporated competitors' games sold and divided those sales by the amount of active virtual reality headsets currently in the market to arrive at a comparable penetration rate. The company then used the penetration rate to estimate our gross revenue which we then deducted all of our operating expenses from.

The company's model used the comparables ONWARD, PAVLOV, and CONTRACTORS. Sales data for the comparables was approximately 12,000, 20,000, and 5,000 units sold respectively on a per month basis on the Steam platform*. The company determined that the number of virtual reality headsets connected to Steam on a monthly basis is approximately 3,000,000. This determination was used to arrive at an average expected sales volume per month. The company then utilized a discounted cash flow model based the gross sales projections less operating expenses. The figure the company arrived at came in much higher than $12M.

* "Steam" is a video game digital distribution service.

Use of Proceeds

If we raise the Target Offering Amount of $9,996.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  96.5%
  Employee payroll will be the primary use of funds if we reach our minimum funding goal, including salaries to our Executive Officers, which we estimate will be approximately $80,000 per year for each executive officer of the Company, of which there are 3.

If we raise the over allotment amount of $1,069,998.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  80.0%
  If we raise our maximum funding goal, employee payroll, which we estimate will be approximately $80,000 per year for each executive officer of the Company, of which there are 3; for software development will the principal use of funds.

- *Marketing*
  16.5%
  We will use a percentage of our funds for marketing the game.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://aexlab.com (www.aexlab.com/invest).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/aexlab

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR AEXLAB, Inc.

[See attached]

AEXLAB INC.

FINANCIAL STATEMENTS
FROM INCEPTION (JANUARY 15, 2021) TO FEBRUARY 1, 2021
(UNAUDITED)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Aexlab Inc.
Miami, Florida

We have reviewed the accompanying financial statements of Aexlab Inc, (the "Company,"), which comprise the balance sheet as February 1, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the periods from Inception (January 15, 2021) to February 1, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 3, 2021
Los Angeles, California

AEXLAB INC.
BALANCE SHEET
(UNAUDITED)

As of		February 1, 2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	-
Inventory		-
Other current assets		-
Total current assets		**-**
Total assets	$	**-**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Other current liabilities		-
Loans, current		-
Total current liabilities		**-**
Non-Current Liabilities:		
Loans		-
Total liabilities		**-**
STOCKHOLDERS' EQUITY		
Common Stock, par value $0.00001 7,000,000 shares authorized, 2,000,000 issued and outstanding		20
Preferred Stock, par value $0.00001 1,000,000 shares authorized, 0 issued and outstanding		-
Subscription Receivable		(20)
Retained earnings/(Accumulated Deficit)		-
Total stockholders' equity		**-**
Total liabilities and stockholders' equity	$	**-**

See accompanying notes to financial statements.

AEXLAB INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

Inception (January 15, 2021)	**February 1, 2021**
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and adminstrative	-
Sales and marketing	-
Total operating expenses	-
Operating income/(loss)	-
Interest expense	-
Income/(Loss) before provision for income taxes	-
Provision for income taxes	-
Net income/(Net Loss)	$ -

See accompanying notes to financial statements.

AEXLAB INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in thousands, $US)	Common Stock		Preferred Stock		Subscription	Additional Paid	Accumulated	Shareholder
	Shares	Amount	Shares	Amount	Receivable	In Capital	Deficit	Equity
Inception date (January 15, 2021)	-	$ -	-	$ -	$ -	$ -	$ -	$ -
Issuance of common stock	2,000,000	20	-	-	(20)	-	-	-
Issuance of preferred stock	-	-	-	-	-	-	-	-
Net income/(loss)		-		-	-		-	-
Balance—February 1, 2021	2,000,000	$ 20	-	$ -	$ (20)	$ -	$ -	$ -

See accompanying notes to financial statements.

AEXLAB INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

As of Inception (January 15, 2021)		February 1, 2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	-
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Inventory		-
Other current liabilities		-
Net cash provided/(used) by operating activities		-
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of common stock		-
Net cash provided/(used) by financing activities		-
Change in cash		-
Cash—beginning of year		-
Cash—end of year	$	-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Subscription Receivable	$	20.00

See accompanying notes to financial statements.

All amounts in these Notes are expressed in of United States dollars ("$" or "US$"), unless otherwise indicated.

1.   NATURE OF OPERATIONS

Aexlab Inc., was formed on January 15, 2021 in the state of Delaware.   The financial statements of Aexla Inc, , (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Miami, Florida.

With an unparalleled VR experience already in closed alpha AEXLAB is an experienced virtual reality company with cutting-edge technology to provide gamers with high-quality, immersive, interactive and social gaming experiences.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted a calendar year end as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Revenue Recognition

The Company will recognize revenues primarily from the sale of its video games when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has recently commenced operations and is not currently under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of February 3, 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 3, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   DEBT

The company currently has no debt.

4.   SHAREHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 7,000,000 shares of our common stock, $0.00001 par value, 5,000,000 of which are designated "Class A Common Stock", 2,000,000 of which are designated "Class B Common Stock. As of February 1, 2021, 2,000,000 of Class B Common Stock shares have been issued and outstanding for a value of $20.

Preferred Stock

We have authorized the issuance of 1,000,000 shares of Preferred Stock, $0.00001 par value per share. As of February 1, 2021, no preferred stock shares have been issued and outstanding.

5.   RELATED PARTIES

There are no related party transactions.

6.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of February 3, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 3, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

8. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


AEXLAB is pending **StartEngine Approval.**

AEXLAB
A virtual reality technology studio.



Website   Miami, FL   GAMING   TECHNOLOGY

With an unparalleled VR experience already in closed alpha, AEXLAB is an experienced virtual reality company with cutting-edge technology to provide gamers with high-quality, immersive, interactive and social gaming experiences.

$102.00 raised ⓘ

1	$12M
Investor	Valuation

$6.00	$102.00
Price per Share	Min. Investment

Common	Equity
Shares Offered	Offering Type

$1.07M	Reg CF
Offering Max	Offering

 INVEST NOW

⚡ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates   Comments   ♡ Follow

Reasons to Invest

- The closed alpha of the upcoming VAIL franchise has attracted more than 300 professional esports competitive players including some of the most famous in the industry. VAIL is unlike anything the VR community has seen and is a step change in the industry

- Beyond esports, AEXLAB's proprietary licensable systems include solutions for haptics, audio spatialization, firearm simulation, virtual reality human interfaces, and real-time social and gaming networking technology

- The global virtual reality in gaming market size is expected to reach $92.31 billion by 2027, expanding at a CAGR of 30.2% over the forecast period

OVERVIEW

We have been building incredible experiences for over 5 years, our biggest is yet to come...

AEXLAB's virtual reality studio opened in 2015, working with music festivals, museums, and other alternative creative outlets. One of our key projects during that time was Water Planet, a VR music release designed by our team member, Elizabeth. Elizabeth was invited to Epic Games headquarters and AEXLAB has since been featured several times on their community spotlight.

We later went on to create numerous bespoke experiences for organizations such as Red Bull and the American Institute of Architects, deploying hardware, working with Epic Games and Valve, and participating in the Oculus Start program. Oculus Start provided us with significant hardware to develop virtual reality games compatible with their headsets.









As a partner, AEXLAB has the ability to deploy games on Steam, and has access to one of the largest digital distribution platforms for PC gaming worldwide.











STEAMVR

THE PROBLEM

Virtual reality is still in its early stages and professional content is seriously lacking

From our research and experience, we've found that:

1. VR lacks a market leader for esports and competitive shooters
2. PC and console games lack social depth (as they are voice-chat only)
3. The development and investment in VR hardware has entirely outpaced VR software

THE VR MARKET IS LACKING
Market Leader
Social Depth
Advanced Hardware

THE SOLUTION

Cutting edge interactive VR technology for the new decade

At AEXLAB, our solutions bridge the gaps the VR gaming market is facing.

1. VAIL, AEXLAB's first gaming franchise, is built for the new interactive media that is VR, and is designed with viewership in mind for esports.
2. Virtual reality provides full immersion and interaction, as VAIL has redesigned gamers' lobbies. Players load into an interactive space and can

invite friends to socialize before queuing up for matches.

3. We recognize that gaming is now a first-class social activity, and market leaders will lag behind on adopting the new technologies and paradigms.



VR gaming is a multibillion dollar global market

Virtual reality is where the internet was 20 years ago, it's a nascent but high growth market that has the power to change everything.

The number of gamers worldwide is still on the rise and will exceed 3 billion by 2023. The global games market revenue for 2020 was about $159.3, with a +9.3% year-on-year increase.

2020 GLOBAL GAMES MARKET

Browser PC Games
$3.0B

Downloaded/ Boxed PC Games
$33.9B

Console Games
$45.2B





2020 Total

$159.3B

+9.3%
YoY

$13.7B
Tablet Games

$63.6B
Smartphone Games

The global virtual reality in gaming market size is expected to reach $92.31 billion by 2027, expanding at a CAGR of 30.2% over the forecast period. The intensifying demand for technologically progressive electronic games amongst millennials is anticipated to drive the market growth from 2020 to 2027.

Long-term growth for AR and VR headsets will be strong throughout the forecast period with shipments growing to 76.7 million units in 2024, resulting in a compound annual growth rate (CAGR) of 81.5%.

U.S. VIRTUAL REALITY IN GAMING MARKET SIZE



$92.31B

⊙ Gaming Console ⊙ PC/Desktop ⊙ Standalone VR

We believe our core technologies position us to be the gold standard for VR look and feel

Our core systems have been built to overcome various challenges developers face while building virtual reality games. With a strong foundation from our earlier projects, version 2.0 of these core solutions started in 2017 when development on VAIL began in earnest.



We've received feedback from hundreds of testers, and are in continuous development of our framework and systems. Our systems currently include solutions for haptics, audio spatialization, firearm simulation, virtual reality human interfaces, and real-time social and gaming networking technology.

As of December 2020, we are actively conducting a closed alpha test with over 300 competitive players.

300 PLAYER ALPHA TEST





Additionally, we have received some notable press mentions, including our project, Water Planet, being featured in VICE Magazine.

WHAT WE DO

Advanced VR gaming from the comfort of your home

With a PC virtual reality headset, you download the game, and click play. We support all major headset manufacturers (Lenovo, Hewlett Packard, Oculus, Valve, HTC, Windows Mixed Reality, et cetera.)









Put on headset   Download game   Press play





THE BUSINESS MODEL

Multiple revenue streams from numerous verticals

Our business model currently employs the following pillars:


GAME SALES AND/OR IN-GAME MONETIZATION
ESPORTS
LICENSING IP

HOW WE ARE DIFFERENT

We aim to be at the forefront of VR innovation, and place a heavy emphasis on the social component of gaming

Many larger studios have followed a waterfall development model geared for traditional flat-screen gaming, which has made them much slower to react to the recent trend and adoption of VR. Our studio, however, is among the few players

that have been able to mobilize quickly by developing solely for VR, from the ground up.

AEXLAB DEVELOPS SOLELY FOR VR, FROM THE GROUND UP









AEXLAB is pre-revenue and we are in the early stages of the virtual reality game market, providing brand new ways to monetize and be social. We see the benefit of investing lots of time and effort into building our community and working with players to create the best experience possible.

THE VISION

AEXLAB aims to lead the charge for socially-driven VR innovation

We believe VAIL will be the market leader for VR shooter games, and retention will be driven even further by creating an extraordinary social experience: a new way to connect, spend time with, and play with your friends.

And we believe cybernetic nights will be the new norm for those under 35, and games will no longer just be marketed to one group or identity.



OUR LEADERSHIP

Our team is diversely skilled, but united

by a passion for gaming

Elizabeth leads art direction, with her background in communication and film. She is a lifelong gamer and artist, whose affection for technology, music and multimedia art has evolved into making games.



Albert is a member of the Audio Engineering Society and has always been a serious gamer, with the ambition of working on a shooter project. So, when this once in a lifetime shift came, he compared it to the inception of cinema and insisted that it was the perfect opportunity. Albert is at the helm of programming and systems architecture.



Jonathan, whose background lies in finance, entrepreneurship, and development, executes the company's vision while facilitating the day to day business activities. As a virtual reality evangelist and gamer, Jonathan enjoys working with the community to progress the space.



We strive to stay leaps and bounds ahead of the competition, creating a new industry standard for VR

Gaming has always been a social experience, and these trends have only accelerated in recent years. While the last decade was all about leaving traditional media behind for social media, this next one will be about leaving social media behind for interactive media. VAIL is where virtual reality, esports, and social gaming meet, and we are creating the industry standard for how users expect to interact with VR.





Now we are raising capital to ramp up and deliver the ultimate VR experience.

We hope you'll join the effort and become a part of the future of virtual reality and gaming!

In the Press

    

SHOW MORE

Meet Our Team







Elizabeth Ann Clark
Chief Creative Officer
Elizabeth leads art direction, with her

Albert Ovadia
Chief Technology Officer
Albert is a member of the Audio Engineering

Jonathan Ovadia
Chief Executive Officer
Jonathan, whose background lies in finance,

background in communication and film. She is a lifelong gamer and artist, whose affection for technology, music and multimedia art has evolved into making games.

Society and has always been a serious gamer, with the ambition of working on a shooter project. So, when this once in a lifetime shift came, he compared it to the inception of cinema and insisted that it was the perfect opportunity. Albert is at the helm of programming and systems architecture.

entrepreneurship, and development, executes the company's vision while facilitating the day to day business activities. As a virtual reality evangelist and gamer, Jonathan enjoys working with the community to progress the space.





Ben Way
Futurologist Advisor

A leading futurologist, technologist, inventor, and entrepreneur. With over twenty years of experience in technology and innovation, Ben has traveled the world seeking out and developing new technologies. As a leading voice on the challenges and benefits of tomorrow's technology, he has advised some of the world's leading institutions, including the White House, regarding technological preparations for the future. He is the recipient of the millennium entrepreneur of the year award and has appeared on numerous technology and philanthropy television programs, as well as presenting Bright Young Wonders on Robotics.

  

Offering Summary

Company : AEXLAB, Inc.

Corporate Address : 60 SW 13 Street, Miami, FL 33130

Offering Minimum : $9,996.00

Offering Maximum : $1,069,998.00

Minimum Investment Amount (per investor) : $102.00

Terms

Offering Type : Equity

Security Name : Class A Common Stock

Minimum Number of Shares Offered : 1,666

Maximum Number of Shares Offered : 178,333

Price per Share : $6.00

Pre-Money Valuation : $12,000,000.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investor Perks*

Time-Based:

Tero (Earth) - The foundation of everything

Invest within the first week and receive 10% bonus shares of Class A Common Stock (Non-Voting).

Luno (Moon) - Life wouldn't be the same without it

Invest within first two weeks and receive 5% bonus shares of Class A Common Stock (Non-Voting).

Amount-Based:

$100+

I - Pretere (Beyond)

Key to test the game.

$500+

II - Protector (Emerald)

Invitation to private investor community.

$2,500+

III - Futurist (Sapphire)

Above perks + Video call with founder.

$5,000+

IV - Legend (Onyx)

Above perks + Invitation to AEXLAB studio in Miami, FL. Travel and accommodation not included.

$10,000+

V - Offworld (Diamond)

Above perks + Invitation to VAIL launch party + 5% bonus shares of Class A Common Stock (Non-Voting).

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

AEXLAB will offer 10% additional bonus shares of Class A Common Stock (Non-Voting) for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares of Class A Common Stock (Non-Voting) which they purchase in this offering. For example, if you buy 100 shares of common shares at $6.00 / share, you will receive 110 shares, meaning you'll own 110 shares for $600. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Aexlab was founded to deliver on this mission, with the idea that virtual reality would become a first-class social experience, and that virtual reality would become the first class gaming experience.

More and more with augmented reality and virtual reality, it's changing the way we interact with the world. As a lifelong gamer, there's something I realize that's always been missing, and that is that sense of presence. Here at Aexlab we're creating that sense of presence and allowing people to connect in a fully immersive social way that they've never experienced before.

There's been dozens of problems that we've had to solve along the way, but from day one we knew they were all solvable. How are we going to deal with all the different devices and different ways that we can take in human input, and how can we make that into a really moving experience where you feel that degree of presence.

When you hop into a VR game you really want to be able to touch everything around you. So anything a player expects to do in this gamespace, we're allowing them to do that. With a tactical shooter you're handling all these weapons and different attachments and all of those interactable items, are something that we're really focused on getting right.

I think the biggest bottleneck for virtual reality is actually the content. And that's one of the main things we're providing a solution for. But we're also at such an early stage that anybody getting involved now will be able to shape the future of where this space goes. VAIL VR aims to be the ultimate virtual reality multiplayer first-person shooter experience. We're able to connect the dots between virtual reality, gaming and esports, and layer in an additional aspect with full immersiveness, thanks to the virtual reality technology that exists today.

The main reason that we're doing this raise is to raise the capital for the next phase of development and document and set up our technologies in a way that they can be leveraged in many other industries --- military simulation, training, enterprise, what have you.

So with this new revolutionary technology, it's just a once in a lifetime opportunity to enter this market and we wanted to take this opportunity to reach out to our community and allow them to join our journey, and help push this space forward.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

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<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
AEXLAB INC.

Aexlab Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

1.   That the name of this corporation is Aexlab Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on January 15, 2021.

2.   That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

ARTICLE I

NAME

The name of this corporation is Aexlab Inc. (the "***Company***").

ARTICLE II

REGISTERED AGENT

The address of the registered office of the Company in the 16192 Coastal Highway, in the city of Lewes, County of Sussex, State of Delaware 19958 and the name of the registered agent of the corporation in the State of Delaware at such address is Harvard Business Services, Inc.

ARTICLE III

PURPOSE

The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

AUTHORIZED STOCK

1. **Authorized Shares**. This Company is authorized to issue two classes of stock to be designated, respectively, "***Common Stock***" and "***Preferred Stock.***" The total number of shares of Common Stock authorized to be issued is 7,000,000 shares, $0.00001 par value per share, 5,000,000 of which are designated "***Class A Common***

1

Stock", 2,000,000 of which are designated "***Class B Common Stock.***" The total number of shares of Preferred Stock authorized to be issued is 1,000,000 shares, $0.00001 par value per share.

2. **Preferred Stock**. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors (the "***Board***") is hereby expressly authorized to provide for the issue of all or any of the shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board providing for the issuance of such shares and as may be permitted by the Delaware General Corporation Law. The Board is also expressly authorized to increase or decrease the number of shares of any series of Preferred Stock subsequent to the issuance of shares of that series of Preferred Stock, but not below the number of shares of such series of Preferred Stock then outstanding. In case the number of shares of any series of Preferred Stock shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series of Preferred Stock. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of the corporation entitled to vote thereon, without a separate vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any certificate of designation filed with respect to any series of Preferred Stock.

ARTICLE V

TERMS OF CLASSES AND SERIES

The rights, preferences, privileges, restrictions and other matters relating to the Common Stock are as follows:

1. **Definitions**. For purposes of this Article V, the following definitions apply;

1.1 "Family Member" shall mean with respect to any natural person who is a Qualified Stockholder, the spouse, parents, grandparents, lineal descendants, siblings and lineal descendants of siblings of such Qualified Stockholder.

1.2 "Final Conversion Date" means the date fixed by the Board that is no more than 180 days following the date that no shares of Class B Common Stock are outstanding.

1.3 "IPO Date" means the first date that a class of the Company's shares have been listed for trading on the New York Stock Exchange, NASDAQ Global Select Market or NASDAQ Global Market or any successor markets or exchanges.

1.4 "Qualified Stockholder" shall mean (a) any registered holder of a share of Class B Common Stock and (b) any Permitted Transferee.

1.5 "Permitted Entity" shall mean with respect to a Qualified Stockholder (a) a Permitted Trust (as defined below) solely for the benefit of (i) such Qualified Stockholder, (ii) one or more Family Members of such Qualified Stockholder and/or (iii) any other Permitted Entity of such Qualified Stockholder, or (b) any general partnership, limited partnership, limited liability company, corporation or other entity exclusively owned by (i) such Qualified Stockholder, (ii) one or more Family Members of such Qualified Stockholder and/or (iii) any other Permitted Entity of such Qualified Stockholder.

1.6 "Transfer" of a share of Class B Common Stock shall mean any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law, including, without limitation, a transfer of a share of Class B Common Stock to a broker or other nominee (regardless of whether there is a corresponding change in beneficial ownership), or the transfer of, or entering into a binding agreement with respect to, Voting Control (as defined below) over such share by proxy or otherwise; provided, however, that the following shall not be considered a "Transfer" within the meaning of this Article V:

(a) the granting of a revocable proxy to officers or directors of the Company at the request of the Board in connection with actions to be taken at an annual or special meeting of stockholders;

(b) entering into a voting trust, agreement or arrangement (with or without granting a proxy) solely with stockholders who are holders of Class B Common Stock that (i) is disclosed either in a Schedule 13D filed with the Securities and Exchange Commission or in writing to the Secretary of the Corporation, (ii) either has a term not exceeding one (1) year or is terminable by the holder of the shares subject thereto at any time and (iii) does not involve any payment of cash, securities, property or other consideration to the holder of the shares subject thereto other than the mutual promise to vote shares in a designated manner; or

(c) the pledge of shares of Class B Common Stock by a stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction for so long as such stockholder continues to exercise Voting Control over such pledged shares; provided, however, that a foreclosure on such shares or other similar action by the pledgee shall constitute a "Transfer" unless such foreclosure or similar action qualifies as a "Permitted Transfer".

A "Transfer" shall also be deemed to have occurred with respect to a share of Class B Common Stock beneficially held by (i) an entity that is a Permitted Entity, if there occurs any act or circumstance that causes such entity to no longer be a Permitted Entity or (ii) an entity that is a Qualified Stockholder, if there occurs a Transfer on a cumulative basis, from and after the IPO Date, of a majority of the voting power of the voting securities of such entity or any direct or indirect Parent of such entity, other than a Transfer to parties that are, as of the IPO Date, holders of voting securities of any such entity or Parent of such entity. "Parent" of an entity shall mean any entity that directly or indirectly owns or controls a majority of the voting power of the voting securities of such entity.

1.7 "Permitted Transfer" shall mean, and be restricted to, any Transfer of a share of Class B Common Stock:

(a)   by a Qualified Stockholder to (i) one or more Family Members of such Qualified Stockholder, or (ii) any Permitted Entity of such Qualified Stockholder;

(b)   by a Permitted Entity of a Qualified Stockholder to (i) such Qualified Stockholder or one or more Family Members of such Qualified Stockholder, or (ii) any other Permitted Entity of such Qualified Stockholder; or

(c)   approved by the Board.

1.8 "Permitted Transferee" shall mean a transferee of shares of Class B Common Stock received in a Transfer that constitutes a Permitted Transfer.

1.9 "Permitted Trust" shall mean a bona fide trust where each trustee is (a) a Qualified Stockholder, (b) Family Member or (c) a professional in the business of providing trustee services, including private professional fiduciaries, trust companies and bank trust departments.

1.10 "Voting Control" shall mean, with respect to a share of Class B Common Stock, the power (whether exclusive or shared) to vote or direct the voting of such share by proxy, voting agreement or otherwise.

2. **Identical Rights**. Except as otherwise provided in this Amended and Restated Certificate of Incorporation ("*Restated Certificate*") or required by applicable law, shares of Common Stock shall have the same rights and powers, rank equally (including as to dividends and distributions, and any liquidation, dissolution or winding up of

the corporation but excluding voting as described in Section 3 below), share ratably and be identical in all respects as to all matters, including:

2.1 Subject to the prior rights of holders of all classes and series of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board. Any dividends paid to the holders of shares of Common Stock shall be paid pro rata, on an equal priority, pari passu basis, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of the applicable class of Common Stock treated adversely, voting separately as a class.

2.2 The Company shall not declare or pay any dividend or make any other distribution to the holders of Common Stock payable in securities of the Company unless the same dividend or distribution with the same record date and payment date shall be declared and paid on all shares of Common Stock; provided, however, that (i) dividends or other distributions payable in shares of Class A Common Stock or rights to acquire shares of Class A Common Stock may be declared and paid to the holders of Class A Common Stock without the same dividend or distribution being declared and paid to the holders of the Class B Common Stock if, and only if, a dividend payable in shares of Class B Common Stock or rights to acquire shares of Class B Common Stock are declared and paid to the holders of Class B Common Stock at the same rate and with the same record date and payment date; and (ii) dividends or other distributions payable in shares of Class B Common Stock or rights to acquire shares Class B Common Stock may be declared and paid to the holders of Class B Common Stock without the same dividend or distribution being declared and paid to the holders of the Class A Common Stock if, and only if, a dividend payable in shares of Class A Common Stock or rights to acquire shares of Class A Common Stock are declared and paid to the holders of Class A Common Stock at the same rate and with the same record date and payment date; and provided, further, that nothing in the foregoing shall prevent the Company from declaring and paying dividends or other distributions payable in shares of one class of Common Stock or rights to acquire one class of Common Stock to holders of all classes of Common Stock.

2.3 If the Company in any manner subdivides or combines the outstanding shares of Class A Common Stock or Class B Common Stock, then the outstanding shares of all Common Stock will be subdivided or combined in the same proportion and manner.

3. **Voting Rights**.

3.1 Common Stock.

(a) Class A Common Stock. Except as required by law, the Class A Common Stock will have no voting rights and no holder thereof shall be entitled to vote on any matter; provided, that, upon and following the Final Conversion Date, each holder of a share of Class A Common Stock shall be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of stockholders is solicited.

(b) Class B Common Stock. Each holder of shares of Class B Common Stock will be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of stockholders is solicited.

3.2 General. Except as otherwise expressly provided herein or as required by law, the holders of Class A Common Stock and Class B Common Stock will vote together and not as separate series or classes.

3.3 Authorized Shares. The number of authorized shares of Common Stock or any class thereof may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by the affirmative vote of the holders of a majority Class B Common Stock.

3.4 Election of Directors. Subject to any rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, prior to the Final Conversion Date the holders of Class B Common Stock shall be entitled to elect, remove and replace all directors of the Company, and following the Final Conversion Date, the holders of Common Stock, voting together as a single class, shall be entitled to elect, remove and replace all directors of the Company.

4. Liquidation Rights

In the event of a Liquidation Event, subject to the rights of any Preferred Stock that may then be outstanding, the assets of the Company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Common Stock, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class; provided, however, that for the avoidance of doubt, consideration to be paid or received by a holder of Common Stock in connection with any Liquidation Event pursuant to any employment, consulting, severance or similar services arrangement shall not be deemed to be "distribution to stockholders" for the purpose of this Section 4.

5. Conversion of the Class B Common Stock. The Class B Common Stock will automatically be converted into one fully paid and nonassessable share of Class A Common Stock, as follows:

(a) on the affirmative election of such holder; or

(b) on the occurrence of a Transfer of such share of Class A Common Stock, other than a Permitted Transfer.

On the occurrence of the conversion events specified in this Section 5, such conversion will occur automatically without the need for any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent; provided, however, that the Company will not be obligated to issue certificates evidencing the shares of Class A Common Stock issuable on such conversion unless the certificates evidencing such shares of Class B Common Stock, if any such certificates have been issued, are either delivered to the Company or its transfer agent as provided below, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. On the occurrence of such automatic conversion of the Class B Common Stock, the holders of Class B Common Stock so converted will surrender the certificates representing such shares at the office of the Company or any transfer agent for the Class A Common Stock. Thereupon, if requested by any holder of Class B Common Stock, there will be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Class A Common Stock into which the shares of Class B Common Stock surrendered were convertible on the date on which such automatic conversion occurred.

6. Reservation of Stock Issuable Upon Conversion. The Company will at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of the Class B Common Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock and if at any time the number of authorized but unissued shares of Class A Common Stock will not be sufficient to effect the conversion of all then-outstanding shares of Class B Common Stock, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as will be sufficient for such purpose.

7. Miscellaneous.

7.1 No Reissuance of Class B Common Stock. No share or shares of Class B Common Stock acquired by the Company by reason of redemption, purchase, conversion or otherwise shall be reissued, and all such shares shall be cancelled, retired and eliminated from the shares that the Company shall be authorized to issue.

7.2 Preemptive Rights. No stockholder of the Company shall have a right to purchase shares of capital stock of the Company sold or issued by the Company except to the extent that such a right may from time to time be set forth in a written agreement between the Company and a stockholder.

ARTICLE VI

LIABILITY

1. To the fullest extent permitted by law, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Section 1 of Article VI by the stockholders of the Company shall not adversely affect any right or protection of a director of the Company existing at the time of, or increase the liability of any director of the Company with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

2. To the fullest extent permitted by applicable law, the Company is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Company (and any other persons to which General Corporation Law permits the Company to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Section 2 of Article VI shall not (a) adversely affect any right or protection of any director, officer or other agent of the Company existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Company with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ARTICLE VII

For the management of the business and for the conduct of the affairs of the Company, and in further definition, limitation and regulation of the powers of the Company, of its directors and of its stockholders or any class thereof, as the case may be, it is further provided that:

1. The management of the business and the conduct of the affairs of the Company shall be vested in its Board. The number of directors that shall constitute the whole Board shall be fixed by the Board in the manner provided in the Bylaws, subject to any restrictions which may be set forth in this Restated Certificate.

2. The Board is expressly empowered to adopt, amend or repeal the Bylaws of the Company, subject to any restrictions that may be set forth in this Restated Certificate. The stockholders shall also have the power to adopt, amend or repeal the Bylaws of the Company, subject to any restrictions that may be set forth in this Restated Certificate.

3. The directors of the Company need not be elected by written ballot unless the Bylaws so provide.

4. Any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, will be signed by the holders of outstanding stock of the Company having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock of the Company entitled to vote thereon were present and voted.

5. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Company may provide. The books of the Company may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Company.

6. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's

certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. This Section 6 of Article VII shall not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction. If any provision or provisions of this Section 6 of Article VII shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Section 6 of Article VII (including, without limitation, each portion of any sentence of this Section 6 of Article VII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

*   *   *

3.   That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4.   That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 16th day of February, 2021.

/s/ Jonathan Ovadia
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Jonathan Ovadia, Chief Executive Officer